Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended

March 31, 2021

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents		401,968	4,297
Trade and other receivables		590,201	597,873
Inventoried supplies		8,972	8,761
Current taxes recoverable		4,212	7,606
Prepaid expenses		26,523	29,904
Assets held for sale		1,848	4,331
Current assets		1,033,724	652,772

Property and equipment	7	1,083,232	1,074,428
Right-of-use assets	8	321,995	337,285
Intangible assets	9	1,755,255	1,749,773
Other assets	10	24,258	23,899
Deferred tax assets		12,676	11,207
Non-current assets		3,197,416	3,196,592
Total assets		4,231,140	3,849,364

Liabilities
Trade and other payables		491,766	468,238
Current taxes payable		13,412	33,220
Provisions	13	14,250	17,452
Other financial liabilities		12,358	4,031
Long-term debt	11	37,026	42,997
Lease liabilities	12	88,927	88,522
Current liabilities		657,739	654,460

Long-term debt	11	1,205,813	829,547
Lease liabilities	12	265,955	267,464
Employee benefits		15,889	15,502
Provisions	13	32,768	36,803
Other financial liabilities		17,798	22,699
Deferred tax liabilities		234,580	232,712
Non-current liabilities		1,772,803	1,404,727
Total liabilities		2,430,542	2,059,187

Equity
Share capital	14	1,125,243	1,120,049
Contributed surplus	14, 16	20,606	19,783
Accumulated other comprehensive income		(156,567)	(154,723)
Retained earnings		811,316	805,068
Equity attributable to owners of the Company		1,800,598	1,790,177

Contingencies, letters of credit and other commitments	22
Total liabilities and equity		4,231,140	3,849,364

The notes on pages 7 to 25 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)	Note	Three months ended March 31, 2021	Three months ended March 31, 2020*

Revenue		1,059,134	829,099
Fuel surcharge		89,673	95,410
Total revenue		1,148,807	924,509

Materials and services expenses	17	665,920	505,335
Personnel expenses	18	257,272	236,773
Other operating expenses		53,427	36,482
Depreciation of property and equipment	7	41,220	42,569
Depreciation of right-of-use assets	8	22,799	19,160
Amortization of intangible assets	9	14,371	11,655
Bargain purchase gain		-	(4,008)
Gain on sale of rolling stock and equipment		(3,605)	(2,525)
Gain on derecognition of right-of-use assets		(404)	(615)
Loss on sale of land and buildings		-	1
Gain on sale of assets held for sale		(3,938)	(7,646)
Total operating expenses		1,047,062	837,181

Operating income		101,745	87,328

Finance (income) costs
Finance income	19	(607)	(1,701)
Finance costs	19	15,042	16,043
Net finance costs		14,435	14,342

Income before income tax		87,310	72,986
Income tax expense	20	20,423	17,198

Net income for the period attributable to owners of the Company		66,887	55,788

Earnings per share attributable to owners of the Company
Basic earnings per share	15	0.72	0.66
Diluted earnings per share	15	0.70	0.65

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 25 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months ended March 31, 2021	Three months ended March 31, 2020*

Net income for the period attributable to owners of the Company	66,887	55,788

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	(4,337)	(32,285)
Net investment hedge, net of tax	2,493	(24,377)
Changes in fair value of cash flow hedge, net of tax	-	(2,690)
Other comprehensive income for the period, net of tax	(1,844)	(59,352)

Total comprehensive income for the period attributable to owners of the Company	65,043	(3,564)

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 25 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED MARCH 31, 2021 AND 2020 - (UNAUDITED)

(In thousands of U.S. dollars)						Accumulated
				Accumulated		foreign
				unrealized		currency		Total equity
				loss on	Accumulated	translation		attributable
				employee	cash flow	differences		to owners
		Share	Contributed	benefit	hedge	& net invest-	Retained	of the
	Note	capital	surplus	plans	gain (loss)	ment hedge	earnings	Company

Balance as at December 31, 2020		1,120,049	19,783	(379)	-	(154,344)	805,068	1,790,177

Net income for the period		-	-	-	-	-	66,887	66,887
Other comprehensive income (loss) for the period, net of tax		-	-	-	-	(1,844)	-	(1,844)
Total comprehensive income (loss) for the period		-	-	-	-	(1,844)	66,887	65,043

Share-based payment transactions	16	-	2,511	-	-	-	-	2,511
Stock options exercised	14, 16	12,088	(1,681)	-	-	-	-	10,407
Dividends to owners of the Company	14	-	-	-	-	-	(21,443)	(21,443)
Repurchase of own shares	14	(6,897)	-	-	-	-	(39,190)	(46,087)
Net settlement of restricted share units	14, 16	3	(7)	-	-	-	(6)	(10)
Total transactions with owners, recorded directly in equity		5,194	823	-	-	-	(60,639)	(54,622)

Balance as at March 31, 2021		1,125,243	20,606	(379)	-	(156,188)	811,316	1,800,598

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	634,226	1,159,292

Net income for the period		-	-	-	-	-	55,788	55,788
Other comprehensive income (loss) for the period, net of tax		-	-	-	(2,690)	(56,662)	-	(59,352)
Total comprehensive income (loss) for the year		-	-	-	(2,690)	(56,662)	55,788	(3,564)

Share-based payment transactions	16	-	1,640	-	-	-	-	1,640
Stock options exercised	14, 16	999	(185)	-	-	-	-	814
Issuance of shares	14	217,552	-	-	-	-	-	217,552
Dividends to owners of the Company	14	-	-	-	-	-	(16,165)	(16,165)
Repurchase of own shares	14	(10,089)	-	-	-	-	(21,530)	(31,619)
Total transactions with owners, recorded directly in equity		208,462	1,455	-	-	-	(37,695)	172,222

Balance as at March 31, 2020*		887,377	21,004	(369)	(2,203)	(230,178)	652,319	1,327,950

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 25 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)	Note	Three months ended March 31, 2021	Three months ended March 31, 2020*

Cash flows from operating activities
Net income for the period		66,887	55,788
Adjustments for
Depreciation of property and equipment	7	41,220	42,569
Depreciation of right-of-use assets	8	22,799	19,160
Amortization of intangible assets	9	14,371	11,655
Share-based payment transactions	16	2,511	1,640
Net finance costs	19	14,435	14,342
Income tax expense	20	20,423	17,198
Bargain purchase gain		-	(4,008)
Gain on sale of property and equipment		(3,605)	(2,524)
Gain on derecognition of right-of-use assets		(404)	(615)
Gain on sale of assets held for sale		(3,938)	(7,646)
Provisions and employee benefits		(6,911)	1,248
		167,788	148,807
Net change in non-cash operating working capital	6	39,129	11,347
Cash generated from operating activities before the following		206,917	160,154
Interest paid		(11,850)	(14,631)
Income tax paid		(39,872)	(8,346)
Net cash from operating activities		155,195	137,177

Cash flows (used in) from investing activities
Purchases of property and equipment	7	(37,369)	(24,619)
Proceeds from sale of property and equipment		17,000	8,053
Proceeds from sale of assets held for sale		6,491	10,668
Purchases of intangible assets	9	(964)	(553)
Business combinations, net of cash acquired	5	(19,019)	(10,966)
Others		(115)	19,237
Net cash (used in) from investing activities		(33,976)	1,820

Cash flows from (used in) financing activities
Decrease in bank indebtedness		(3,828)	(3,270)
Proceeds from long-term debt	11	505,320	6,142
Repayment of long-term debt	11	(10,781)	(8,834)
Net decrease in revolving facilities	11	(132,950)	(190,734)
Repayment of lease liabilities	12	(24,161)	(19,566)
Decrease in other financial liabilities		(185)	(159)
Dividends paid		(21,273)	(16,092)
Repurchase of own shares	14	(46,087)	(31,619)
Proceeds from the issuance of common shares, net of expenses	14	-	217,552
Proceeds from exercise of stock options	14	10,407	814
Repurchase of own shares for restricted share unit settlement	14	(10)	-
Net cash from (used in) financing activities		276,452	(45,766)

Net change in cash and cash equivalents		397,671	93,231
Cash and cash equivalents, beginning of period		4,297	-
Cash and cash equivalents, end of period		401,968	93,231

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 25 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2021 and 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 27, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company elected to change its presentation currency from Canadian dollars (“CAD” or “CDN$”) to United States dollars (“U.S. dollars” or “USD”) effective December 31, 2020. Management is of the view that financial reporting in USD provides a more relevant presentation of the group’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical condensed consolidated financial statements have been recast to U.S. dollars using the procedures outlined below:

•

Condensed Consolidated Interim Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.

•

Assets and liabilities in the Condensed Consolidated Interim Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

•

Equity in the Condensed Consolidated Interim Statement of Financial Position and Condensed Consolidated Interim Statement of Changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Condensed Consolidated Interim Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

All information in these condensed consolidated interim financial statements is presented in USD unless otherwise specified.

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2020 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2020 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2021 and have been applied in preparing these condensed consolidated interim financial statements.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16): On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company does not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company does not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•	disclosures—a company is required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The adoption of the amendments is not expected to have a material impact.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments is not expected to have a material impact.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2021
External revenue	131,277	129,699	420,745	377,413	-	-	1,059,134
External fuel surcharge	14,416	18,828	49,463	6,966	-	-	89,673
Inter-segment revenue and fuel surcharge	272	1,995	4,398	999	-	(7,664)	-
Total revenue	145,965	150,522	474,606	385,378	-	(7,664)	1,148,807
Operating income (loss)	18,324	22,136	50,006	29,060	(17,781)	-	101,745
Selected items:
Depreciation and
amortization	6,539	12,512	48,540	10,317	482	-	78,390
Gain on sale of
assets held for sale	-	9	3,929	-	-	-	3,938
Intangible assets	195,326	189,601	912,339	455,572	2,417	-	1,755,255
Total assets	377,603	592,110	2,106,801	713,374	441,252	-	4,231,140
Total liabilities	111,531	211,235	470,151	212,249	1,425,510	(134)	2,430,542
Additions to property
and equipment	2,832	4,361	27,910	92	20	-	35,215

Three months ended March 31, 2020*
External revenue	103,267	132,840	393,971	199,021	-	-	829,099
External fuel surcharge	14,735	20,947	53,358	6,370	-	-	95,410
Inter-segment revenue and fuel surcharge	969	1,545	4,081	1,056	-	(7,651)	-
Total revenue	118,971	155,332	451,410	206,447	-	(7,651)	924,509
Operating income (loss)	11,567	13,089	46,392	19,174	(2,894)	-	87,328
Selected items:
Depreciation and
amortization	6,239	12,697	46,428	7,721	299	-	73,384
Loss on sale of land
and buildings	(1)	-	-	-	-	-	(1)
Gain (loss) on sale of
assets held for sale	(1)	-	7,647	-	-	-	7,646
Bargain purchase gain	-	-	-	4,008	-	-	4,008
Intangible assets	175,419	172,187	817,939	252,039	3,181	-	1,420,765
Total assets	339,534	545,199	1,941,552	423,577	115,645	-	3,365,507
Total liabilities	103,215	206,940	398,178	120,789	1,208,446	-	2,037,568
Additions to property
and equipment	8,972	5,863	11,599	251	78	-	26,763

* Recasted for changes in presentation

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended March 31, 2021
Canada	145,965	133,134	202,348	67,230	(6,440)	542,237
United States	-	17,388	272,258	312,404	(1,224)	600,826
Mexico	-	-	-	5,744	-	5,744
Total	145,965	150,522	474,606	385,378	(7,664)	1,148,807
Three months ended March 31, 2020
Canada	118,971	136,019	190,002	57,119	(6,574)	495,537
United States	-	19,313	261,408	145,630	(1,077)	425,274
Mexico	-	-	-	3,698	-	3,698
Total	118,971	155,332	451,410	206,447	(7,651)	924,509

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31, 2021	December 31, 2020
Property and equipment, right-of-use assets and intangible assets
Canada	1,836,967	1,802,417
United States	1,308,014	1,342,720
Mexico	15,501	16,349
	3,160,482	3,161,486

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2021, which was not considered to be material. This transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

During the three months ended March 31, 2021, the business contributed revenue and net income of $3.2 million and $0.01 million respectively since the acquisition.

Had the Group acquired this business on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $4.9 million and $0.1 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021.

During the three months ended March 31, 2021, transaction costs of nil have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisition.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2021 acquisition. Information to confirm fair value of certain assets and liabilities is still to be obtained for this acquisition. As the Group obtains more information, the allocation will be completed. The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	March 31, 2021*
Cash and cash equivalents		916
Trade and other receivables		2,936
Inventoried supplies and prepaid expenses		174
Property and equipment	7	9,895
Right-of-use assets	8	2,705
Intangible assets	9	5,715
Trade and other payables		(865)
Income tax payable		180
Other non-current liabilities		(6)
Long-term debt	11	(1,541)
Lease liabilities	12	(2,705)
Deferred tax liabilities		(2,969)
Total identifiable net assets		14,435
Total consideration transferred		23,391
Goodwill	9	8,956
Cash		19,935
Contingent consideration		3,456
Total consideration transferred		23,391
* Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $2.7 million, of which $0.3 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2021, nil is deductible for tax purposes.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	March 31, 2021*
Specialized Truckload	Truckload	10,402
Logistics	Logistics	(1,446)
		8,956

* Includes non-material adjustments to prior year's acquisitions for which purchase price allocations were completed.

c)	Contingent consideration

The contingent consideration relates to a non-material business acquisition and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows based on probability weighted scenario discounted at a rate of 6%. This consideration is contingent on achieving specified earning levels in the future periods. The maximum amount payable is $4.0 million in two years. At March 31, 2021, the fair value of the contingent arrangement is estimated at $3.5 million and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s business combinations

The 2020 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of DLS and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of DLS and the other non-material acquisitions in fiscal 2020 have been adjusted in 2021. No material adjustments were required to the provisional fair values for these prior period’s business combinations and have been included with the acquisitions of 2021.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months ended March 31, 2021	Three months ended March 31, 2020
Trade and other receivables	11,098	12,573
Inventoried supplies	(191)	1,374
Prepaid expenses	3,549	419
Trade and other payables	24,673	(3,019)
	39,129	11,347

7.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		314,804	1,267,617	134,234	1,716,655
Additions through business combinations	5	-	9,832	63	9,895
Other additions		7,980	24,425	2,810	35,215
Disposals		(17)	(28,517)	(700)	(29,234)
Transfer from right-of-use assets		-	21,412	-	21,412
Reclassification to assets held for sale		-	(632)	-	(632)
Effect of movements in exchange rates		2,707	1,906	1,539	6,152
Balance at March 31, 2021		325,474	1,296,043	137,946	1,759,463

Depreciation
Balance at December 31, 2020		59,817	494,322	88,088	642,227
Depreciation for the period		2,016	36,368	2,836	41,220
Disposals		(15)	(15,186)	(638)	(15,839)
Transfer from right-of-use assets		-	5,746	-	5,746
Reclassification to assets held for sale		-	(579)	-	(579)
Effect of movements in exchange rates		526	1,813	1,117	3,456
Balance at March 31, 2021		62,344	522,484	91,403	676,231

Net carrying amounts
At December 31, 2020		254,987	773,295	46,146	1,074,428
At March 31, 2021		263,130	773,559	46,543	1,083,232

As at March 31, 2021, $0.3 million is included in trade and other payables for the purchases of property and equipment (December 31, 2020 – $2.5 million).

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

8.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		452,106	191,164	2,290	645,560
Transfer to property and equipment		-	(21,412)	-	(21,412)
Other additions		11,591	7,221	26	18,838
Additions through business combinations	5	2,565	140	-	2,705
Derecognition*		(7,963)	(28)	(109)	(8,100)
Effect of movements in exchange rates		3,694	1,351	142	5,187
Balance at March 31, 2021		461,993	178,436	2,349	642,778

Depreciation
Balance at December 31, 2020		232,541	74,503	1,231	308,275
Transfer to property and equipment		-	(5,746)	-	(5,746)
Depreciation		12,818	9,825	156	22,799
Derecognition*		(7,081)	(152)	(56)	(7,289)
Effect of movements in exchange rates		1,954	607	183	2,744
Balance at March 31, 2021		240,232	79,037	1,514	320,783

Net carrying amounts
At December 31, 2020		219,565	116,661	1,059	337,285
At March 31, 2021		221,761	99,399	835	321,995

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	25,748	2,225,406
Additions through business combinations*	5	8,956	3,144	528	2,043	-	14,671
Other additions		-	-	-	-	964	964
Extinguishments		-	-	-	-	(7)	(7)
Effect of movements in exchange rates		3,782	568	(40)	135	151	4,596
Balance at March 31, 2021		1,536,364	578,654	86,890	16,866	26,856	2,245,630

Amortization and impairment losses
Balance at December 31, 2020		148,016	261,599	43,636	5,304	17,078	475,633
Amortization for the year		-	11,536	870	787	1,178	14,371
Extinguishments		-	-	-	-	(7)	(7)
Effect of movements in exchange rates		(310)	437	72	41	138	378
Balance at March 31, 2021		147,706	273,572	44,578	6,132	18,387	490,375

Net carrying amounts
At December 31, 2020		1,375,610	313,343	42,766	9,384	8,670	1,749,773
At March 31, 2021		1,388,658	305,082	42,312	10,734	8,469	1,755,255

* Includes non-material adjustments to prior year's acquisitions

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

10.	Other assets

	As at	As at
	March 31, 2021	December 31, 2020
Security deposits	3,222	3,143
Investments in equity securities	9,841	9,727
Indemnification asset	4,802	4,736
Other	6,393	6,293
	24,258	23,899
Presented as :
Non-current other assets	24,258	23,899

11.	Long-term debt

	As at	As at
	March 31, 2021	December 31, 2020
Non-current liabilities
Unsecured revolving facilities	-	123,666
Unsecured term loan	324,032	321,852
Unsecured debenture	158,364	156,479
Unsecured senior notes	648,888	150,000
Conditional sales contracts	74,529	77,550
	1,205,813	829,547

Current liabilities
Current portion of unsecured revolving facilities	-	7,461
Current portion of conditional sales contracts	37,026	35,536
	37,026	42,997

The table below summarizes changes to the long-term debt:

		Three months ended	Three months ended
	Note	March 31, 2021	March 31, 2020
Balance at beginning of period		872,544	1,343,307
Proceeds from long-term debt		505,320	6,142
Business combinations	5	1,541	-
Repayment of long-term debt		(10,781)	(8,834)
Net decrease in revolving facilities		(132,950)	(190,734)
Accretion of deferred financing fees		312	274
Effect of movements in exchange rates		9,727	(88,852)
Effect of movements in exchange rates - OCI hedge		(2,874)	28,086
Balance at end of period		1,242,839	1,089,389

The Group’s revolving facilities have $970.6 million availability at March 31, 2021 (December 31, 2020 –$824.6 million) and an additional $199.8 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicate bank agreement.

On January 13, 2021, the Group received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s revolving credit facility agreement and described in note 26(f) of the 2020 annual consolidated financial statements. Deferred financing fees of $1.1 million were recognized on the increase.

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

12.	Lease liabilities

	As at	As at
	March 31, 2021	December 31, 2020
Current portion of lease liabilities	88,927	88,522
Long-term portion of lease liabilities	265,955	267,464
	354,882	355,986

The table below summarizes changes to the lease liabilities:

		Three months ended	Three months ended
	Note	March 31, 2021	March 31, 2020
Balance at beginning of period		355,986	355,591
Business combinations	5	2,705	4,019
Additions		18,838	9,902
Derecognition*		(1,215)	(3,192)
Repayment		(24,161)	(19,566)
Effect of movements in exchange rates		2,729	(22,801)
Balance at end of period		354,882	323,953

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $14.8 million (December 31, 2020 – $21.1 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $399.1 million (December 31, 2020 - $352.1 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
March 31, 2021
Less than 1 year	99,570
Between 1 and 5 years	222,140
More than 5 years	75,510
397,220

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

13.	Provisions

	Self insurance	Other	Total
As at March 31, 2021
Current provisions	10,821	3,429	14,250
Non-current provisions	29,627	3,141	32,768
	40,448	6,570	47,018

As at December 31, 2020
Current provisions	14,040	3,412	17,452
Non-current provisions	33,693	3,110	36,803
	47,733	6,522	54,255

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions.

14.	Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Three months ended	Three months ended
		March 31, 2021	March 31, 2020
Balance, beginning of period		93,397,985	81,450,326
Repurchase and cancellation of own shares		(642,200)	(1,297,065)
Issuance of shares		-	6,900,000
Stock options exercised	16	479,715	72,623
Balance, end of period		93,235,500	87,125,884

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

The following table summarizes the share capital issued and fully paid:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Balance, beginning of period	1,120,049	678,915
Issuance of shares, net of expenses	-	217,552
Repurchase and cancellation of own shares	(6,897)	(10,089)
Cash consideration of stock options exercised	10,407	814
Ascribed value credited to share capital on stock options exercised	1,681	185
Issuance of shares on settlement of RSUs	3	-
Balance, end of period	1,125,243	887,377

Pursuant to the normal course issuer bid (“NCIB”) which began on October 14, 2020 and ending on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at March 31, 2021, and since the inception of this NCIB, the Company has repurchased and cancelled 642,200 shares.

During the three months ended March 31, 2021, the Company repurchased 642,200 common shares at a weighted average price of $71.76 per share for a total purchase price of $46.1 million relating to the NCIB. During the three months ended March 31, 2020, the Company repurchased 1,297,065 common shares at a weighted average price of $24.36 per share for a total purchase price of $31.6 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $39.2 million (2020 – $21.5 million) was charged to retained earnings as share repurchase premium.

15.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Net income attributable to owners of the Company	66,887	55,788
Issued common shares, beginning of period	93,397,985	81,450,326
Effect of stock options exercised	189,117	10,413
Effect of repurchase of own shares	(204,709)	(252,840)
Effect of share issuance	-	3,450,000
Weighted average number of common shares	93,382,393	84,657,899

Earnings per share – basic (in dollars)	0.72	0.66

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Net income attributable to owners of the Company	66,887	55,788
Weighted average number of common shares	93,382,393	84,657,899
Dilutive effect:
Stock options and restricted share units	2,121,110	1,598,477
Weighted average number of diluted common shares	95,503,503	86,256,376

Earnings per share - diluted (in dollars)	0.70	0.65

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

As at March 31, 2021, 78,122 stock options were excluded from the calculation of diluted earnings per share (March 31, 2020 – 871,596) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

16.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months ended		Three months ended
	March 31, 2021		March 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of period	2,982	24.65	4,422	21.56
Exercised	(480)	22.19	(73)	13.60
Forfeited	(8)	23.70	(3)	30.71
Balance, end of period	2,494	25.13	4,346	21.68
Options exercisable, end of period	2,105	23.64	3,571	20.11

The following table summarizes information about stock options outstanding and exercisable at March 31, 2021:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
23.40	111	0.3	111
19.12	379	1.3	379
18.83	495	2.3	495
26.82	207	2.9	207
23.70	427	3.9	427
30.71	776	4.9	486
40.41	99	6.3	-
	2,494	3.4	2,105

Of the options outstanding at March 31, 2021, a total of 2,110,825 (December 31, 2020 - 2,502,339) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three months ended March 31, 2021 was $75.94 (March 31, 2020 – $24.99).

During the three months ended March 31, 2021, the Group recognized a compensation expense of $0.4 million (2020 - $0.5 million) with a corresponding increase to contributed surplus.

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

No stock options were granted during the three months ended March 31, 2021 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Balance, beginning of period	373,926	348,031
Board members compensation	-	11,721
Dividends paid in units	1,573	2,039
Balance, end of period	375,499	361,791

For the three months ended March 31, 2021, the Group recognized, as a result of DSUs, a compensation expense of nil (March 31, 2020 - $0.3 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $8.4 million (March 31, 2020 – gain of $3.8 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts will be paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation will be awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three months ended March 31, 2021, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.3 million.

As at March 31, 2021, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $28.1 million (December 31, 2020 - $19.2 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Restricted share units

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months ended		Three months ended
	March 31, 2021		March 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of period	299	31.54	239	28.08
Granted	78	70.59	145	32.41
Reinvested	1	31.54	1	28.08
Forfeited	(1)	32.41	-	-
Balance, end of period	377	39.62	385	29.71

The following table summarizes information about RSUs outstanding and exercisable as at March 31, 2021:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
30.70	152	0.8
32.41	147	1.9
70.59	78	2.9
	377	1.7

For the three months ended March 31, 2021, the Group recognized, as a result of RSUs, a compensation expense of $1.3 million (March 31, 2020 - $0.8 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at March 31, 2021, a total of 248,497 (December 31, 2020– 196,343) are held by key management personnel.

Performance share units

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months ended		Three months ended
	March 31, 2021		March 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	147	32.41	-	-
Granted	78	89.64	145	32.41
Reinvested	1	32.41	-	-
Forfeited	(1)	32.41	-	-
Balance, end of period	225	52.25	145	32.41

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

The following table summarizes information about PSUs outstanding and exercisable as at March 31, 2021:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	147	1.9
89.64	78	2.9
	225	2.2

For the three months ended March 31, 2021, the Group recognized, as a result of PSUs, a compensation expense of $0.8 million (March 31, 2020 – $0.3 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2021, a total of 148,720 (December 31, 2020 - 96,984) are held by key management personnel.

17.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Independent contractors	520,953	365,669
Vehicle operation expenses	144,967	139,666
	665,920	505,335

18.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

The program has been separated in 4-week claim periods spanning from March 15, 2020 to June 5, 2021.  The CEWS for periods prior to July 5, 2020 provided a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needed to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues.

During the three months ended March 31, 2021, certain legal entities within the Company qualified for the CEWS resulting in a $6.5 million subsidy (March 31, 2020 – nil) that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

19.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Interest expense on long-term debt and accretion of
deferred financing fees	9,872	11,578
Interest expense on lease liabilities	3,002	3,179
Interest income and accretion on promissory note	(569)	(452)
Net change in fair value and accretion expense
of contingent considerations	259	51
Net foreign exchange gain	(38)	(1,249)
Net change in fair value of interest rate derivatives	-	479
Other financial expenses	1,909	756
Net finance costs	14,435	14,342
Presented as:
Finance income	(607)	(1,701)
Finance costs	15,042	16,043

20.	Income tax expense

Income tax recognized in income or loss:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Current tax expense
Current period	26,384	18,365
Adjustment for prior periods	(3,245)	281
	23,139	18,646
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(6,015)	(816)
Variation in tax rate	(51)	(72)
Adjustment for prior periods	3,350	(560)
	(2,716)	(1,448)
Income tax expense	20,423	17,198

Reconciliation of effective tax rate:

		Three months ended		Three months ended
		March 31, 2021		March 31, 2020
Income before income tax		87,310		72,986
Income tax using the Company’s statutory tax rate	26.5%	23,137	26.5%	19,341

Increase (decrease) resulting from:
Rate differential between jurisdictions	0.1%	87	-3.3%	(2,429)
Variation in tax rate	-0.1%	(51)	-0.1%	(72)
Non deductible expenses	1.2%	1,048	1.7%	1,241
Tax deductions and tax exempt income	-4.8%	(4,191)	-3.0%	(2,212)
Adjustment for prior periods	0.1%	105	-0.4%	(279)
Multi-jurisdiction tax	0.3%	288	2.2%	1,608
	23.4%	20,423	23.6%	17,198

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2021 AND 2020 – (UNAUDITED)

21.	Financial instruments and financial risk management

At March 31, 2021, and December 31, 2020, there are no derivative financial instruments designated as effective cash flow hedge instruments.

a)	Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps. There are no interest rate derivatives at March 31, 2021 (December 31, 2020 – nil).

22.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at March 31, 2021, the Group had $28.1 million of outstanding letters of credit (December 31, 2020 - $29.5 million).

c)	Other commitments

As at March 31, 2021, the Group had $124.5 million of purchase commitments (December 31, 2020 – $117.1 million) and $45.5 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2020 – $44.1 million).

In addition, the Group has signed a definitive agreement to acquire UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. for $800 million on a cash-free, debt-free basis before working capital and other adjustments, which is expected to close in the second quarter of 2021 subject to customary closing conditions including regulatory approvals.

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